EXHIBIT 11

Press Release

IAT Reinsurance Company, Ltd.

NEWS RELEASE

MFC AND KELLOGG GROUP ANNOUNCE DEFINITIVE AGREEMENT

NEW YORK (February 7, 2014) - MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL), IAT Reinsurance Company, Ltd. and Peter Kellogg are pleased to jointly announce that they have entered into a settlement agreement pursuant to which, among other things, all outstanding claims and actions between them will be dismissed and they have agreed to work cooperatively to enhance long term value for all MFC's stakeholders.

A copy of the agreement will be filed under the Company's profile on SEDAR at www.sedar.com and on Form 6-K with the United States Securities and Exchange Commission in due course.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the Company, please visit its website at www.mfcindustrial.com.

About IAT

IAT is a Class 3-A Bermuda-domiciled reinsurer. IAT’s head office is located at 48 Wall Street, 30th Floor, New York, NY 10005. IAT is an active underwriter of commercial and personal lines property and casualty reinsurance and insurance, directly and through its eight wholly-owned insurance subsidiaries domiciled and licensed in the US.